October 11, 2012
Mr. Terence O'Brien
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4628
Washington, D.C. 20549

Re:	Legg Mason, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed May 25, 2012
Response dated August 20, 2012
File No. 001-8529
Dear Mr. O'Brien:
The following responses to your comment letter dated August 30, 2012, were originally included in our response letter filed with the Securities and Exchange Commission on September 17, 2012, and have been revised, as follows below, to include certain information previously submitted with our request for confidential treatment pursuant to Exchange Act Rule 12b-4. All attachments referenced below continue to be subject to our request for confidential treatment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

Comment 1:
We note in your response to comment 2 in our letter dated August 8, 2012, that changes to your assumptions underlying the goodwill analysis would also be reflected in the impairment analyses for other intangible assets and declines in cash flows would most likely result in impairments to indefinite-life assets prior to goodwill impairment. As such, please provide us with your detailed valuation schedules you prepared to estimate the fair value of your domestic mutual fund contracts that are managed by Western Asset and ClearBridge with a carrying value of $2,502 million and the Permal funds-of-hedge funds contracts with a carrying value of $947 million. To help us understand the reasonableness of the material assumptions included in your detailed calculations for the first three years, please provide us with the historical rates realized for each annual period for the last four years by affiliate, which would include AUM market rate, AUM net flows rate, and cash flow rate, at a minimum.

Response:

Overview of Indefinite-Life Intangible Asset Analysis

Legg Mason's indefinite-life intangible asset impairment testing requires that we estimate the implied fair value of the asset and compare that value to the carrying amount for the asset. In estimating the implied fair value of the asset for these purposes, we primarily utilize a projected discounted cash flow analysis, the significant assumptions for which are described later in this response with the detailed calculations and support on pages 1 through 9 in Attachment 1. This analysis requires that we project the future cash flows from the asset and apply a discount rate to estimate the present value of the projected future cash flows.

Page 1 of Attachment 1 shows the projected discounted cash flow analysis for the domestic mutual fund contract asset and page 2 shows the Permal funds-of-hedge funds contract asset. In these analyses, cash flows from the assets are projected for each of the next 40 years based on an assumed growth rate for each year. The starting point for the projected cash flows, to which the applicable growth rate is applied for the first year in the calculation, is the annualized, year-to-date cash flow of the asset. The projected cash flow for each year is discounted to present value using the assumed discount rate, and the discounted cash flows for each period are aggregated. On the top right hand side of each analysis, the total discounted cash flows, plus a present value tax benefit which is discussed below, are compared to the carrying value of the asset.

Consistent with standard valuation practices for taxable transactions the projected discounted cash flow analysis also factors in a tax benefit value determined using a standard formula. This tax benefit represents the discounted tax savings a third party that purchased the asset on the valuation date would receive from future tax deductions for the amortization of the purchase price over 15 years.

The discounted projected cash flow analysis is based on significant assumptions, including the calculation of the discount rate used to estimate the net present value of the projected cash flows and growth rates and related assumptions underlying the projections of future cash flows. These assumptions are detailed on pages 4-9 of Attachment 1. In general, we utilized a discount rate based upon a weighted average cost of capital analysis. This analysis utilizes a number of inputs, which are also discussed later in this response, to produce an estimate of the relevant cost of capital (a weighted blend of the costs of equity and debt). This analysis resulted in a discount rate of 13.0% for domestic mutual fund contracts and 14.5% for the Permal funds-of-hedge funds contracts.

Additional details of the discount rate calculation can be seen on page 4 of Attachment 1 for the domestic mutual fund contract asset and page 5 for the Permal funds-of-hedge funds contract asset. Peer company betas, size, and equity premiums are inputs to the calculation of this discount rate, and support for the inputs we used in our calculations and are shown on pages 6 and 7 of Attachment 1. Page 8 of Attachment 1 includes detail of discount rates for asset management companies based on Morningstar data, which provides a market comparison, and support for, the discount rates that Legg Mason used in its calculations.

The significant market and flow assumptions underlying the projected cash flows are summarized on page 9 of Attachment 1. For the domestic mutual fund contracts, we developed projected annual market growth rates for equity (6% through fiscal year 2014 and 7% thereafter), fixed income (3%) and projected annual organic growth rates (net client asset flows) for our business (2%). These growth rates were used to project future revenues. For the Permal funds-of-hedge funds contracts, we developed projected annual organic growth rates of approximately [***] through fiscal year 2014 and 2% thereafter.

To estimate the projected cash flows, the projected growth rates by affiliate for the applicable funds are used to project the assets under management of the asset for each affiliate. We then apply affiliate fee realization rates to the projected assets under management to determine the projected revenues of the assets. To determine projected cash flow, the domestic mutual fund contract projected revenues must be applied to a blended margin across the appropriate affiliates since several affiliates with different margins manage the contracts. These margins are based on current arrangements currently in place with each affiliate. For the domestic mutual fund contracts, the two primary contributors are ClearBridge [***] and Western [***]. Permal has a similar arrangement that effectively establishes its gross margin at approximately [***], which is used to estimate the projected cash flow from the asset. Projected operating income is further reduced by an appropriate tax rate to calculate the projected cash flows.

Significant Assumptions

Legg Mason's indefinite-life intangible asset impairment testing employs cash flow and other analyses where significant assumptions are used to estimate the values third party market participants would pay in a taxable transaction to acquire the subject asset(s). The Discounted Cash Flow Method (“DCF”) of the Income Approach was utilized in deriving the fair value estimate of the asset. Reliance on this valuation method is consistent with valuation practices. During annual testing, Legg Mason is required to evaluate and, if necessary, revise the assumptions employed. Our assumptions, valuation methodology and inputs were reviewed by a nationally recognized independent valuation expert. The more significant aspects of our consideration of these assumptions are summarized below. As discussed later in the response, we utilized data input as of October 31 and compared these to December 31 and consider any necessary updates.

◦	Discount Rate
The discount rate utilized in deriving the fair value estimate was based on a Weighted-Average Cost of Capital (“WACC”) model that was derived using the Capital Asset Pricing Model (“CAPM”) for development of a market-based cost of equity capital. This is an acceptable approach that is consistent with valuation practices. Overall, our discount rates are not significantly different from the prior year. Market inputs to our discount rate determination (i.e. debt rates, risk-free rates, peer equity betas, etc.) would have resulted in lower discount rates from the prior year, but because most of our subjective company/asset risk factors have been increased compared to the prior year, the discount rates did not change significantly. Also, our growth assumptions are generally decreased compared to the prior year.

See below for comments on specific inputs into the WACC and CAPM model. Amounts are applicable for both domestic mutual fund contracts and Permal funds-of-hedge funds contracts unless otherwise noted.

•	Risk-Free Rate: [***]

•	Beta Calculation: [***]

•	Equity Risk Premium: [***]

•	Cost of Debt: [***]

•	Capital Structure: [***]

•	Company Size Premium: [***]

_____________________________
[***] Information has been redacted in accordance with Legg Mason's request for confidential treatment under separate cover.

Our determination of discount rate includes an adjustment added for equity risk for Legg Mason relative to other asset management peer companies. The equity risk factor (alpha factor) is further adjusted to consider the relative risk associated with each Legg Mason business component.

Our consideration of relative company/asset specific risk for the domestic mutual fund contracts and the Permal funds-of-hedge funds contracts included the following items:

•	Evolving distribution capabilities compared to peers with affiliated brokerage operations, established direct marketing, etc.

•	Although flows are improving, there continues to be flow risk at our largest affiliates, primarily Western Asset (“WAM”) and ClearBridge.

•	Permal as a significant contributor to consolidated results, the second-largest contributor to consolidated earnings and the most sensitive to AUM fluctuation of all our affiliates.

Quantifying our alpha factor is not formulaic, but guided by relevant market observations (market capitalization, EBITDA multiples and other indicators of value), such that we add [***] to the cost of domestic mutual fund contracts and [***] to the cost of Permal funds-of hedge funds contracts.

The resulting discount rate for domestic mutual fund contracts was 13.0%. The discount rate for Permal funds-of-hedge funds contracts was 14.5%.

According to data from Morningstar, as published in its Cost of Capital Yearbook 2011, our conclusions are within a reasonable range of discount rates observed for companies in the SIC 6282, Investment Advisors, which ranged from 10.6% to 15.0%.

◦	Market and Flow Growth by Product
Growth assumptions were developed for equity, fixed-income and liquidity product classifications, with consideration of both market and flow characteristics by asset classification. Advisors with circumstances that differentiate their expected cash flows, such as WAM and Permal were also considered separately. These growth assumptions agree to Legg Mason's multi-year plan, and reflect our review of market and competitor research, along with discussions with Legg Mason management and our key asset managers.

Consistent with the market growth assumptions used for our domestic mutual fund contracts in the multi-year plan and 20-year projections, equity products are expected to experience market growth of 6% during fiscal 2013 and 2014 and 7% thereafter. Support for these growth rates for equity products being conservative can be found from observations of past market history that equity returns average 7-10%, per Bloomberg, Barclays, and NASDAQ. As of September 30, 2011, 75% of our long-term mutual funds assets were beating their Lipper category averages for the 3-year period then ended, 68% for the 5-year period, and 61% for the 10-year period, further supporting the use of these historical market results in our equity growth assumptions. Also consistent with market growth assumptions used in the multi-year plan and 20-year projections, fixed income products are expected to grow 3%. We note our Western Asset fixed income products have 10-year performance clearly exceeding 5%. Permal's two largest funds that comprise over half their AUM have 10-year average annual returns of over 6% and 7%.

We have reviewed long-term growth rates of various instruments, as published by Morningstar in its SBBI Valuation Edition 2011 Yearbook. This yearbook documents historical returns on Stocks,

___________________________
[***] Information has been redacted in accordance with Legg Mason's request for confidential treatment under separate cover.

Bonds, Bills, and Inflation from 1926-2010. We note that returns vary by year but over the period 1926-2010, geometric average total returns ranged from 3.6% on Treasury Bills, 5.9% on Corporate Bonds and 9.9% on Large Company Stocks to 12.1% on Small Company Stocks.

Except for specific flow assertions in years 1 and 2 for certain affiliates, AUM flows have been projected to be at 2% long-term annual growth, which is reasonable and supportable by census data and other industry data that is available. Also supporting this is the fact that, prior to the financial crisis which began in 2007, Legg Mason affiliates exceeded 2% in annual organic growth. We note average annual equity flow of over 4% and 5%, respectively, per census data for the past 40 years and per Lipper for the past twelve years. Continued improved performance by our affiliates is expected to generate positive flows. Management has invested in and refocused on its distribution business to sell products which should have a positive impact on asset flows combined with the recent good performance. A departure from the 2% flow assumption is [***] management forecast for [***] and [***] flows for fiscal years 2013 and 2014, respectively. We note that [***] history with Legg Mason includes years of significant organic growth ([***] and [***] in fiscal years 2007 and 2008, respectively). Further, if these Permal flow assumptions were lowered for fiscal year 2013 and 2014, they would not change our ultimate conclusions.

◦	Contributory Asset Charges
Our asset management businesses generally do not require significant levels of cash, such that no related contributory asset charges are appropriate. While affiliates may make investments in seed capital, these investments generally return more than their cost, therefore, no contributory asset charges are included for these investments.

◦	Budget reconciliations
In developing our growth assumptions, we considered Legg Mason's multi-year plan approved in June 2011, as well as 20-year projections, market and competitor research, and discussions with Legg Mason management and our key asset managers. Growth assumptions, yields and margins by affiliate used for intangible testing agree with the variables used for budget purposes. Projections have the benefit of updated AUM data and actuals through October 2011.

◦	Prior estimates compared to actual
Annually we compare the prior year impairment testing growth assumptions to actuals through the current year assessment date. Despite variances in the current year due to unfavorable markets and related flow circumstances, overall, our actual growth is generally consistent with our estimates.

We believe that performance is a leading indicator of flows, and we note that our WAM and ClearBridge products with recent flow challenges demonstrate compelling performance trends. Weighted-average three-year returns for our WAM, ClearBridge, and Permal products are 9.6%, 14.4%, and 7.1%, respectively.

◦	Comparison of Inputs to December 31, 2011
In order to complete our testing on a timely basis to be included with the December quarter results, we established a testing cut-off date of October 31, 2011. In order to confirm that the October 31 testing remained valid as of the actual date, December 31, we compared the calculation inputs as of December 31 to those as of October 31. December 2011 AUM activity, interest rates, market, and other relevant factors are relatively static compared to October 2011, such that updating the analyses to December 31, 2011 inputs was not necessary. Domestic mutual funds assets under
_____________________________
[***] Information has been redacted in accordance with Legg Mason's request for confidential treatment under separate cover.

management increased $1.5B from October 2011 to December 2011.

At December 31, 2011, our stock price decreased to a lower point in the range of prices over the past year. While this suggested a higher control premium at December 31, 2011 (59%), the value is still within the range of reasonable values observed in relevant market transactions.

All significant assumptions were vetted with management, external valuation specialists, and our external auditors.

We have included under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, Attachment 1, which provides the valuation schedules for our December 31, 2011 estimate of (i) the fair value of our domestic mutual fund contracts that are managed primarily by Western Asset and ClearBridge and (ii) the Permal funds-of-hedge funds contracts. Attachment 2 contains a detailed discussion of the growth assumption compared to our historical experience, as well as the historical rates realized for each annual period for the last four years by affiliate, including AUM market rate, AUM net flows rate, and cash flow rate.

Historical Growth and Assumptions

In estimating the fair value of our indefinite-life intangible asset management contracts, we consider our specific historical cash flow experience as well as our historical cash flows relative to those of the industry, including trends and relationships of net client flows to performance statistics. Fund performance, in particular, has been shown to be a leading indicator of flows. As a result, we have supplemented the information you have requested with relevant information relating to product performance. Further, the unprecedented financial turmoil of 2008-2009 had a substantial impact on our business and the industry in aggregate. Because of this unusual event, it would not be appropriate for us to consider the changes in our AUM for our domestic mutual fund contracts or the Permal funds-of-hedge funds contracts over the past four years in isolation and without considering the broader experience of these products, their relative performance and industry experience. Below we discuss the key items considered when preparing our growth rates related to our intangible contract including: historical flows, the impact of improved investment performance, other growth initiatives, and our actual flow projections.

Domestic Mutual Fund Contracts
Historical Flows:
Pages 1 and 2 of Attachment 2 provide a roll-forward of U.S. Mutual Funds AUM from January 1, 2008 through December 31, 2011. The fund information is by affiliate and shows flows and market impact by year through December 31, 2011. In our information, we have separated out our liquidity product AUM, as it is more volatile and, due to its low fee rates, has a much lower impact on our revenues and the domestic mutual fund contract asset value. Below is a summary of relevant U.S. Funds long-term flows since 2004.

US Funds Long-Term Annualized Net Flows %
for 12 Months Ended ($M)
(*Jun12 - 6 months ended, annualized)
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
22%
15%
-4%
-7%
-17%
-10%
-6%
-7%
7%
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09
Dec 10
Dec 11
Jun 12*

In 2004 and 2005, Legg Mason saw long-term domestic mutual fund organic growth of 22% and 15%, respectively (total mutual fund organic growth, including liquidity funds, was approximately 20% in each year). Legg Mason made two sizeable acquisitions, Citigroup's asset management business and Permal, in late 2005, that gave rise to significant intangible and goodwill carrying values. It is typical in the type of acquisition like Citigroup (acquisitions of business assets rather than of entire companies) that a portion of the acquired assets will leave following the transaction. Legg Mason had anticipated a 15% first year loss of these assets, a portion of the outflows we experienced was due to this effect. Late 2007 saw the beginning of the financial crisis and Legg Mason's long-term domestic fund outflows resulted in a -7% organic growth (attrition) rate (but total domestic fund flows remained positive in aggregate, with a 3% organic growth rate, as investors moved into liquidity funds).

Legg Mason's long-term domestic fund outflows accelerated as the financial crisis took hold and peaked in 2008 resulting in an organic growth rate (attrition) of -17%. This outflow trend was not unique to Legg Mason and was seen throughout the asset management industry.

Despite this volatility, from December 31, 2008 to July 31, 2012, Legg Mason's long-term mutual fund AUM has increased approximately 25%, driven primarily by market returns and more recently influenced by inflows. For 2008 through 2011, U.S. long-term market growth has averaged 12%. Subsequent to the financial crisis, Legg Mason's domestic mutual fund contract flows have trended from outflows to moderate inflows, with, for example, net inflows for the month ended July 31, 2012. Importantly, Legg Mason's long-term mutual funds have seen inflows for year-to-date 2012, producing an annualized organic growth rate of [***] for the six months ended June 30, 2012, and [***] for the month ended July 31, 2012.

Impact of Improved Investment Performance:
We believe that investment performance has impacted the improvement in flows and that our inflows should continue to improve as long as performance remains strong. In conjunction with our December 2011 planning update process, a national consulting firm performed a study for Legg Mason to assess the impact performance has on fund flows in the industry. In the study, it was found that there tended to be a 4 to 5 year lag in flows improvement relative to a fund's performance turnaround. The components of that lag are broken down into three phases: (i) it typically takes 2 to 3 years for Morningstar to upgrade a fund after performance improves; (ii) net flows improve 4 to 6 quarters after the Morningstar rating upgrade; and (iii) it takes an additional 4 to 6 quarters for flows to revert to the category averages. Two relevant examples of these trends are shown on page 10. One of Legg Mason's flagship funds is the Western Core Plus fund, which was downgraded in 2007 for performance reasons. Performance on this fund began to improve in Q2 2009, and Morningstar upgraded the fund to a 5-Star rating in Q3 2010. Flows on this product began to improve as of Q3 2011. Another Legg Mason fund example is the ClearBridge Aggressive Growth Fund. This fund had been a 4-Star fund, but due to poor relative performance in 2007 (being 10% below its benchmark) it was first downgraded to a 3-Star fund and later to 2-Star Fund. After several years of improved performance, the fund was upgraded to a 3-Star fund and the outflows have abated. In 2012, the ClearBridge Aggressive Growth Fund has had positive flows year-to-date.

As seen in the first chart below, in aggregate, 71% of our U.S. mutual fund AUM is in funds that have outpaced their 3-year Lipper category average at June 30, 2012, which compares to 33% at September 30, 2008, during the financial crisis demonstrating a marked improvement. As seen in the second chart below, in aggregate, 62% of our U.S. mutual fund AUM is in funds that have outpaced their 3-year benchmark returns at June 30, 2012, which compares to 20% at September 30, 2008, demonstrating a marked improvement. As previously stated, our net outflows have trended down, while long-term funds have seen net inflows, at an annualized organic growth rate of [***] over the past six months, further supporting the use of performance trends in developing our growth assumptions. We anticipate a further increase in our positive flows as our performance continues to improve. Page 5 of Attachment 2 shows the absolute and relative performance for several representative larger funds managed by Legg Mason, with many beating their 3, 5 and/or 10-year benchmarks. Below is a summary of the relative long-term US funds performance for the past five years, including the 3- and 5-year statistics that are most critical to investors' selection of funds in which to invest.

_____________________________
[***] Information has been redacted in accordance with Legg Mason's request for confidential treatment under separate cover.

% of Assets Beating Their Lipper Category Avg
10 Yr
5 Yr
3 Yr
1 Yr
82%
74%
72%
61%
73%
46%
49%
57%
68%
73%
33%
52%
64%
75%
71%
37%
80%
45%
72%
77%
Significant Improvement
Sept-08
Sept-09
Sept-10
Sept-11
June-12
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

% of Fund Assets Beating Their Benchmark
10 Yr
5 Yr
3 Yr
1 Yr
41%
57%
51%
36%
55%
18%
28%
36%
38%
45%
20%
26%
34%
57%
62%
22%
77%
38%
36%
54%
Significant Improvement
Sept-08
Sept-09
Sept-10
Sept-11
June-12
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Other Growth Initiatives:
Legg Mason has initiated several programs to improve our flows (organic growth), including (i) distribution initiatives and (ii) product development support.

Legg Mason has recently reorganized its distribution platform to better position it for growth. The new organization allows the team to focus on the growth of the business with functional oversight and clear responsibilities. In accomplishing this, the organization was flattened and the cost of certain management layers that were eliminated has been reinvested in additional sales personnel to increase sales channel coverage. The improvement in product performance will also assist the sales team in selling more products. This sales organization has had net inflows in both of the past two quarters with the June 2012 quarter having the highest net inflows for U.S. distribution since March 2007. To further demonstrate the impact investment in our distribution teams can have on flows, several years ago Legg Mason made investments to enhance international retail distribution capabilities by bolstering existing networks in

Japan and expanding their Asian and European presence. The international distribution group has had fourteen consecutive quarters of net inflows.

Legg Mason provides product development support to its affiliates to assist them in growing organically. This dedication of capital for growth has proven successful for both Legg Mason and its affiliates over the past several years. Legg Mason has almost 100 products with $27 billion in AUM attributable to this product development effort as of June 30, 2012. Note the full impact of new products developed is even greater, as this amount is does not include AUM of products that received capital that was redeemed prior to June 30, 2012. While the financial crisis has exerted a pull on equity markets, there are certain markets and regions that have shown more resilience and continue to grow faster than others (e.g. high yield fixed income funds, emerging markets funds, etc.) Legg Mason's product development program is intended to take advantage of these and other growth areas by increasing the diversity of our product lines, promoting product innovation and encouraging a robust product development pipeline.

Flow Projections:
Our flow projections by affiliate can be seen in Attachment 1, page 9, of the confidential letter. We use a combination of industry statistics, our historic flow and performance trends and the firm-wide programs in place to substantiate the reasonableness of our 2% organic growth rate. For 2013 and 2014, we layer in known flows in the business for larger changes (either positive or negative). In this regard, we highlight that we have projected outflows for [***] and [***] in years 1 and 2.

For our AUM market growth rates, Legg Mason developed projected annual market growth rates for equity (6% through fiscal year 2014 and 7% thereafter), fixed income (3%) and liquidity (2%). As noted in our prior response, support for the market growth rates can be found from multiple sources including Bloomberg, Barclays, and NASDAQ.

Legg Mason's cash flow rate will result from the affiliates' AUM growth, which is predicated on both the flows and market rate assumptions already discussed. In projecting cash flows based on these growth rates, Legg Mason has applied advisory revenue yield assumptions to the AUM which are based on historic advisory revenue yields. The assumptions used are shown on page 6 of Attachment 2 and they remain static over time in our projections except for the funds managed by Western. A future increase in fund advisory revenue yields for Western is due to an anticipated shift in the mix of AUM between liquidity and higher fee fixed income assets, as well as the elimination of fee waivers related to the liquidity assets over time.

Permal Funds-of-Hedge Funds Contracts
Permal is one of the oldest and largest funds-of-hedge fund alternative asset management firms with over 35 years of experience. It is ranked as the sixth largest Hedge Fund of Fund companies by Institutional Investor (December 2011).

Page 3 of Attachment 2 shows the AUM activity and historic flows related to our Permal funds-of-hedge fund contract asset over the past four years. Although performance is important to the expected growth for Permal, it is less reliant on a trend in performance, as was described for the U.S. mutual funds, but more reliant on a transition from high net worth clients to institutional clients and a geographic expansion into the U.S. and Asia. However, with regard to market performance and our 6% long-term market growth projection, Permal's two largest funds that comprise over half of their AUM have 10-year average annual returns of [***] and [***]. Further, we note published hedge fund industry statistics that demonstrate higher returns over longer periods (the average annual return over the past 15 years of the Greenwich
_____________________________
[***] Information has been redacted in accordance with Legg Mason's request for confidential treatment under separate cover.

Global Hedge Fund Index was 9.61%, the DJ Credit Suisse USD Hedge Fund Index was 8.56% and the Hennessee Hedge Fund Trust USD Index was 8.55%).

Prior to acquisition, Permal's client base had primarily been high net worth clients based principally in Europe. Since the Permal acquisition in 2005, Legg Mason has been working with Permal management to expand the client base and the geographical reach. In addition to fund AUM relating to the indefinite-life contract asset, Permal has a small portion of private equity business for which an amortizable management contract asset was recognized that has been fully amortized. When first acquired in 2005, Permal had $15.2 billion of fund AUM relating to the indefinite-life contract asset of which nearly 100% was with high net worth clients. After acquisition, Permal had eleven straight quarters of inflows and growth greater than 20% in each of 2006 and 2007. Permal's fund AUM relating to the indefinite-life contract asset peaked at $38.5 billion in 2008 and then declined during the financial crisis. As of December 31, 2011, Permal had $16.2 billion of fund AUM relating to the indefinite-life contract asset. Through June 2012, Permal has had net inflows for 6 of the last 10 quarters. However, Permal has seen a significant shift in client mix, with approximately [***] now attributed to high net worth clients and [***] to institutional clients. Had the focus on institutional clients not been as successful, there likely would have been a greater deterioration of the business resulting from the financial crisis. Legg Mason plans to continue this focus on institutional clients over the 2013 and 2014 fiscal years, and therefore has higher growth rates reflected in our plans for those years. Over the past two years, we have made substantial investments in distribution and product development to grow Permal geographically, with an increased presence in both the U.S. and Asia, as the original business from Permal was primarily concentrated in Europe. After the 2013 and 2014 fiscal years, we have assumed the previously described standard market and organic growth rates (approximately 6% market and 2% net flows).

As further discussed below in Comment 3, our impairment testing aligned with management's approved budget assumptions and considered that although the assumptions were well-supported, certain of management's near-year flow assumptions were towards the higher end of a reasonable range for such inputs. Consistent with standard valuation practice, alternate scenarios were also considered contemporaneous with the December 31, 2011 testing. Specifically, management's projection of [***], [***] and [***] flows for Permal in years 1, 2 and 3, respectively, were recast to [***], [***] and [***], respectively. As demonstrated on Attachment 1, page 9, of the confidential letter, the alternate test concluded that even with significantly reduced flow assumptions in the near years, the Permal funds-of-hedge funds contract asset would not be impaired as of December 31, 2011.

We have included under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, Attachment 2, which contains the historical rates realized for our domestic mutual fund contract asset and the Permal funds-of-hedge funds contract asset for each annual period for the last four years by affiliate, including AUM market rate, AUM net flows rate, and cash flow rate.

Comment 2:
Please provide us with an understanding how your historical results for the last five years have been reflected in your material assumptions related to AUM and cash flow growth. In this regard, you disclose that your average annual cash flow growth rate is approximately 8%.

However, this does not appear to be reflective of your historical results over the last five years. For example, to the extent that a portion of your average annual cash flow growth rate is dependent on substantial client cash inflows, please explain to us how you determine this assumption is reasonable in
_____________________________
[***] Information has been redacted in accordance with Legg Mason's request for confidential treatment under separate cover.

light of the fact that you have recognized net client outflows during each of the last five fiscal years.

Response:
Under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, Attachment 3 provides specifics of our response relating to our historical results for the last five years.

In considering our historical experience and growth assumptions, it must be noted the unprecedented financial turmoil of 2008-2009 has had a substantial impact on our business and industry. Thus, we do not believe our historical results in isolation over the last five years are indicative of results in a future, more stable economic environment and, as a result, we have taken into account other factors, including our earlier growth experience, investment performance and programs currently in operation to increase our growth rate, in projecting our cash flow growth.

The average annual cash flow growth rate of approximately 8% is made up primarily of a 2% organic growth rate and market rate impacts of 1% to 7%, depending on asset class. Please see our response to Comment 1 regarding factors that lead to better assumed growth (particularly performance) that are also applicable to Comment 2. In addition to the domestic mutual fund contract and Permal funds-of-hedge funds contract assets discussed above, our reporting unit projections also incorporate our institutional separate account businesses of Western, ClearBridge and other affiliates, our Royce fund business and international fund and separate account businesses.

Below is a summary of firm-wide flows since 2003, which shows a positive trend for the past three fiscal years.

Total Firm Net Flows %
for 12 Months Ended ($B)
35%
25%
15%
5%
-5%
-15%
-25%
7%
25%
23%
9%
5%
-3%
-17%
-13%
-9%
-4%
Mar 03
Mar 04
Mar 05
Mar 06
Mar 07
Mar 08
Mar 09
Mar 10
Mar 11
Mar 12

Below is a summary of the relative performance for the past five years, including the improvement in our 3-year statistics that are critical to investors' selection of products in which to invest. As performance has improved, the trailing trend in flows has also improved, as shown above.

% of Total Strategy Assets (Incl. Liquidity) Beating the Benchmark
10 YR
5 YR
3 YR
1 YR
86%
60%
91%
84%
86%
91%
61%
55%
67%
74%
69%
74%
44%
42%
60%
78%
80%
80%
35%
52%
81%
75%
60%
68%
Significant Improvement
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Jun-12

In addition to the factors discussed in Attachment 2 relating to our response to Comment 1, we also rely on market sources for information relevant to our projection process. As of year-end 2011, the analyst consensus estimates for Legg Mason's long-term earnings growth was approximately 11.0% per annum. Also of note, Legg Mason reviewed the analysts' long-term earnings growth estimates for our peer group companies which ranged from 8.0% to 13.5%. This additional information provides supplemental data points in substantiating our overall cash flow growth rate assumptions and are summarized in the following table.

Management's Assumption/Observation	Observed Value
LM average annual cash flow growth rate used in testing	7.8%
Peer group - low end of range for long-term earnings growth	8.0%
Analyst consensus estimate for LM long-term earnings growth	11.0%
Peer group - high end of range for long-term earnings growth	13.5%

Comment 3:
We note that you compare the estimated fair value of your reporting unit to a market-based valuation of your equity value to confirm the reasonableness. Please provide us with a comprehensive understanding as to how the equity value using the market-based valuation impacted the estimated fair value of your reporting unit using the discounted cash flow method (i.e., please tell us that amount of any adjustments made to the estimated fair value along with how you determined the amount of the adjustment, if any.) If you did not make any adjustments as a result of the comparison, please provide us with a comprehensive explanation as to why you determined no adjustment was necessary.

Response:
In response to your question, we were not able to directly compare the estimated value of our reporting unit to a market-based valuation of our entity value because the two measurements estimate value at different levels within the organization. As discussed in more detail below, the market-based valuation estimates value for the corporate entity as a whole, not the reporting unit. We were, however, able to adjust the reporting unit value determined under the DCF test to generate a value for the entire entity. This estimate of entity value could then be compared to the entity value estimate generated under the market-based approach to test the reasonableness of the assumptions underlying the DCF calculation. No adjustments to the estimated value of the reporting unit resulted from this comparison because the two measures of value were reasonably close, thus providing support for the reasonableness of the DCF test used to estimate the reporting unit value.
We did not include the market approach result when performing our goodwill impairment testing of the reporting unit because our market approach result is not readily comparable to the fair value of the reporting unit. The market approach involves taking EBITDA multiples paid in corporate change of control transactions and applying them to the company's EBITDA to estimate the value of the entity. The market approach estimation is at the holding company entity level. In contrast, the income test is used to measure the value of the Global Asset Management reporting unit. As noted previously, the holding company entity level includes corporate costs and overhead that are not part of the reporting unit. These costs include costs associated with executive management, finance, human resources, legal and compliance, internal audit and other central corporate functions. The outcome of the market approach test is an estimate of value for the entire holding company entity, including these additional costs, and thus is not comparable to the value of the reporting unit determined under the income method, which excludes these costs. In order to adjust the entity value estimated under the market approach to make it comparable to the reporting unit value estimated under the income approach, we would have to adjust each transaction value included in the market approach calculation, at a minimum, to remove the comparable corporate costs. These adjustments would be difficult to assess, largely be arbitrary, and based on non-observable inputs.
While we do not use the market approach result when performing our reporting unit testing, we are able to use the market approach result to consider the reasonableness of the reporting unit value calculated under the income approach. In order to consider the reasonableness of the result, we create an estimate of the holding company entity level value by subtracting from the reporting unit value calculated under the income approach, the corporate and other overhead costs that are included in the total entity. This creates an estimate of the value at the entity level calculated based on the reporting unit income approach. This estimate was then compared to the estimate of the entity level value assessed under the market approach and were deemed to be reasonably close. As of December 31, 2011, these two estimates were approximately [***] apart ([***] billion in value estimated under the market approach and [***] billion in entity value approximated under the income approach). Based on this additional evidence, we concluded that the calculation of the reporting unit value under the income test was reasonable, and no adjustments to the reporting unit value determined under that assessment were necessary.
We also considered our market capitalization in testing the reasonableness of the estimated value of our reporting unit. For this purpose, we also considered other valuation methodologies that a valuation provider would typically include when valuing the entire business enterprise. In this case, the market multiples that we derived from transactions were applicable to the valuation of a business enterprise in this industry sector. As is standard practice when valuing a business enterprise utilizing multiple approaches, we applied a weighting of the approaches to arrive at a business enterprise equity value that could be compared to our market capitalization, as further discussed in our response to Comment 4.

_____________________________
[***] Information has been redacted in accordance with Legg Mason's request for confidential treatment under separate cover.

In paragraphs C54, C55, and C56 of the Basis for Conclusions of Statement 157, the Financial Accounting Standards Board (the Board) affirmed that its intent was not to require the use of multiple valuation techniques to measure fair value. Rather, as stated in ASC 820, the Board concluded that entities “shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value.” Further, the Board concluded that determining whether a valuation technique is appropriate in the circumstances requires judgment and that use of multiple valuation techniques may be appropriate in some cases, while the use of a single valuation technique may be appropriate in other cases.
Our third party valuation consultants have indicated that their clients predominantly incorporate multiple valuation methodologies in their assessments of the fair values for impairment testing.

In our case, per the guidance above, we determined that there wasn't sufficient data available to measure fair value at the reporting unit level with additional approaches such as the market approach given the fact that the market multiples included corporate costs, overhead and potential influences on value which would require arbitrary adjustments. However, where appropriate, including at the entity level, we did incorporate multiple valuation methodologies.
In addition to the market-based valuation tests, we conducted an alternative analysis of the value of our reporting unit as an important part of our impairment testing process. Our evaluation of the results of the discounted projected cash flow analysis of our reporting unit that incorporated management's budget assumptions considered that although the assumptions were well-supported, certain of management's near-year flow assumptions were towards the higher end of a reasonable range for such inputs. Consistent with standard valuation practice, in the case of the reporting unit DCF valuation, alternate scenarios were also considered contemporaneous with the December 31, 2011, testing. Specifically, the flow assumptions were adjusted in the near years for several affiliates, including Permal, to the lower end of a reasonable range for alternate testing individually and in the aggregate, contemporaneous with our impairment assessment, as documented below:

As projected					Alternate testing
Operating affiliate	Year 1	Year 2	Year 3	Beyond	Year 1	Year 2	Year 3	Beyond
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
The resulting DCF valuation of the alternate tests did not change our ultimate conclusions regarding the carrying value of our reporting unit (see page 2 of Attachment 4).
We further note that the alternate test assumptions did not change our conclusions relating to individual intangible assets. The results of our alternate tests of projected flows for our discounted cash flow analysis of our Permal funds-of-hedge funds contract intangible asset are discussed above in our response to Comment 1, and in summary, the coverage of our Permal funds-of-hedge funds contract asset continued to be adequate (see Attachment 1, pages 2 and 3, of our confidential letter). The alternate tests did not impact our mutual fund testing because the affiliates mentioned above, in aggregate, manage only an immaterial portion of our US mutual fund assets.
The alternate testing of our discounted projected cash flow analysis of our Global Asset Management business reporting unit resulted in a lower fair value, which still exceeded the reporting unit carrying value (see page 2 of Attachment 4). Using this value in our market capitalization reconciliation (after
_____________________________
[***] Information has been redacted in accordance with Legg Mason's request for confidential treatment under separate cover.

adjusting for corporate costs, overhead and debt), with equal weighting of this result and the market approach result, yielded an equity value of [***] billion and a 45% implied control premium, as of October 31, 2011 (see page 3 of Attachment 4). As discussed in more detail in our response to Comment 4, in testing our entity value we believed it was appropriate to give more weight to the market approach (75%) rather than the income approach (25%), because of our observations relating to the flow assumptions utilized for our income approach noted above and to provide appropriate consideration of observable market input from the market approach. In testing our entity value based on the alternate test, we believe that an equal weighting of the two tests was appropriate because the alternate test utilized the reduced flow assumptions noted above.

We also contemporaneously considered these alternate reporting unit fair value results in comparison to our market capitalization at December 31, 2011. For purposes of determining our market capitalization at December 31, 2011, because our stock price on this date marked one of the lower points in the stock price for over a year, we used the 60-day average price from October 31, 2011 through January 4, 2012 of $25.07, resulting in a market capitalization of $3.66 billion. Compared to the results of our equity value assessment of [***] billion discussed in the preceding paragraph, this alternate approach implied a control premium of 59% at December 31, 2011 (see page 4 of Attachment 4). Further substantiating our use of an average stock price, we have observed continued fluctuations in the market price of our stock that have had fairly significant impact on the amount of our market capitalization. For example, on March 15, 2012, our stock price reached a higher point of $29.18 for a market capitalization over $4 billion.
Because there was no impairment indicated using the alternate test and both the alternate and the original valuation test resulted in reasonable control premiums when compared to Legg Mason's market capitalization, we concluded the original discounted cash flow analysis of our reporting unit that incorporated the flow assumptions from management's projections was both acceptable and reasonable.
A summary of the control premium data points follows.

Observation	Implied Control Premium
Low end of observed relevant transaction range(1)	23%
Original testing assumptions compared to Market Cap at October 31, 2011	41%
Average of 10 relevant transactions in Brokerage, Investment, and Management Consulting	44%
Alternate testing assumptions compared to Market Cap at October 31, 2011	45%
Average of 28 relevant transactions in Banking and Finance and Brokerage, Investment, and Management Consulting	46%
Average of 18 relevant transactions in Banking and Finance	47%
Original testing assumptions compared to Market Cap at December 31, 2011	55%
Alternate testing assumptions compared to Market Cap at December 31, 2011	59%
High end of observed relevant transaction range(1)	79%
(1)See summary of control premium analysis on page 5 of Attachment 4.

Under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, we have provided the additional specifics of our response in Attachment 4.

_____________________________
[***] Information has been redacted in accordance with Legg Mason's request for confidential treatment under separate cover.

Comment 4:
Please provide us with a comprehensive understanding of your implied control premium calculation. As part of your explanation, please tell us why you are comparing your market capitalization to a weighted average of the discounted cash flow equity value and the market-based equity value to calculate the implied control premium. In this regard, it is unclear why the implied control premium is not a comparison of the fair value of your reporting unit to your market capitalization as of December 31st, your goodwill impairment testing date. Further, please tell us why you are only deducting corporate debt from the estimated fair value of the reporting unit without also considering the other assets and liabilities reflected on your consolidated balance sheet that are not included in the carrying value of your reporting unit.

Response:
Please consider our response to Comment 3, including Attachment 4, as it is relevant to Comment 4. As noted and for the reasons discussed, we did not directly utilize the market approach when assessing the value of our reporting unit. We did, however, as discussed in our response to Comment 3, calculate an estimate of Legg Mason's entity value based on the value of the reporting unit determined under the income method, which could then be compared to an estimate of the entity value determined under the market approach.

As a result of this process, we had two estimates of the value of the entire Legg Mason entity, one calculated based on an income approach method for valuing the reporting unit and one calculated based on a market approach for valuing the entire entity. These Legg Mason entity values could then be compared to the company's market capitalization. As discussed below, the use of these approaches is acceptable for financial reporting purposes.
For purposes of this comparison, Legg Mason used a weighted average of the two entity value estimates (the income approach-based value and the market approach-based value) to estimate the value of the entire entity. The market-based approach value was given a 75% weighting, and the income approach valuation was given a 25% weighting. As also noted in our response to Comment 3, in the interest of appropriately considering observable market inputs, we ascribed more weight to the results of the market approach. In assessing this weighting, Legg Mason considered the relative subjectivity of the inputs in both methods, taking into account the degree of comparability between the entity and the similar transactions. In particular:

•	Both methods (income and market approach) were deemed appropriate and provided reasonable results.

•	The inputs used in the market approach (transaction prices for similar entities) require relatively fewer and less subjective adjustments than the inputs used in the income approach.

ASC 820 provides that the income approach and the market approach are commonly used valuation methods used by market participants to estimate the fair value of a business enterprise. The following are relevant ASC 820 excerpts (as referenced from ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which was issued in May 2011):

•
ASU 820-10-35-24; “Valuation techniques that are appropriate in the circumstances and for which sufficient data are available shall be used to measure fair value…In other cases, multiple valuation techniques are used to measure fair value.”

•
ASU 820-10-35-24A; “Valuation techniques consistent with the market approach, income approach, and/or cost approach shall be used to measure fair value. The definitions and key aspects of those approaches follow.

◦
The market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). (ASU 820-10-55-3A)

◦
For example, valuation techniques consistent with the market approach often use market multiples derived from a set of comparables. Multiples might lie in ranges within a different multiple for each comparable. The selection of the appropriate multiple within the range requires judgment considering qualitative and quantitative factors specific to the measurement. (ASU 820-10-55-3B)

◦	The income approach uses valuation techniques to convert future amounts (for example cash flows or earnings) to a single present amount (discounted).” (ASU 820-10-55-3F)

We used both the market and the income approach to estimate the corporate entity fair value. The use of multiple valuation techniques is consistent with the way market participants value businesses and business interests. Accordingly, the use of multiple valuation techniques is consistent with generally accepted valuation practices, and the selected approaches are appropriate in the circumstances. We have confirmed this position with our third party valuation consultants.
With regards to the value of other assets and liabilities reflected on our consolidated balance sheet that are not included in the carrying value of our reporting unit, there are no further adjustments necessary in our market capitalization reconciliation. As of December 31, 2011, these other assets and liabilities are comprised of approximately $460 million of predominately seed investments, $640 million of net deferred tax assets, and $90 million of net other assets and liabilities. The value of certain seed investments would need to consider liquidity and other discounts. Further, at times, a cost associated with our affiliate seed capital investments is recovered through revenue share and therefore already accounted for in our existing analyses of intangible and reporting unit fair values. The net deferred tax asset balance is largely comprised of NOL carryforwards. While investors in our corporate stock acknowledge tax shield value, most of this value is attributable to future intangible and goodwill tax deductions, which are also already accounted for in our existing analyses of intangible and reporting unit fair values. Any NOL value would be subject to further discounting by market participants for time value and transfer limitations that are not reflected in the carrying value. The remaining other net assets and liabilities relate to miscellaneous other assets with little appreciable perceived value to a market participant. In summary, the DCF analysis, as adjusted, has appropriately considered all necessary adjustments.

Comment 5:
We note the revised critical accounting policies and estimates disclosure you intend to include in your September 30, 2012 Form 10-Q filing. Please address the following points related to this disclosure:

•
Please revise your explanation of the process you undertake to estimate the fair value of your reporting unit using the discounted cash flow methodology to better align to the explanation provided to us. In this regard, please disclose the actual periods of cash flows that you estimate at the affiliate level. Please disclose the periods in which long-term market assumptions are used for the cash flow growth rates. Please also disclose how you estimate the cash flow growth rate for the remainder of the periods included in your discounted cash flow calculation.

•	Please disclose the composition of the carrying value of the reporting unit.

•
Expand upon your disclosure of how you calculated the implied control premium and disclose the implied control premium as of your most recent testing date. Explain how you determined your implied control premium is reasonable based on your specific facts and circumstances in light of the large range provided.

•
Disclose the specific facts and circumstances that could lead to a change in the assumptions made in the discounted cash flow analysis that would result in an impairment charge for your indefinite-life intangible assets and/or goodwill.

Response:
Beginning with our September 30, 2012 Form 10-Q filing, we will revise our existing Critical Accounting Policies and Estimates disclosure, the full text of which is noted below, with the updates from our current Form 10-K disclosure noted in italics. These edits in italics include the edits proposed in our response letter (Comment 2) dated August 20, 2012.

Goodwill
Goodwill is evaluated at the reporting unit level and is considered for impairment when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted projected cash flows, similar to techniques employed in analyzing the purchase price of an acquisition target. In December 2010, we announced a realignment of our executive management team, which during fiscal 2012, resulted in the combination of our Americas and International divisions into one operating segment, Global Asset Management. Internal management reporting has been modified consistent with this realignment such that discrete financial information regularly received by the chief operating decision maker, our Chief Executive Officer, is at the consolidated Global Asset Management business level. As a result, the former Americas and International operating segments are no longer our reporting units, and subsequently, goodwill is recorded and evaluated at one Global Asset Management reporting unit level. Our Global Asset Management reporting unit consists of the operating businesses of our asset management affiliates and our centralized global distribution operations and excludes corporate debt and our holding company corporate costs and overhead, including costs associated with executive management, finance, human resources, legal and compliance, internal audit and other central corporate functions.

The carrying value of our Global Asset Management reporting unit principally consists of indefinite-life mutual fund contract assets, goodwill and amortizable management contract assets that have been recognized in various acquisitions, along with the related deferred tax assets and liabilities. As of December 31, 2011, the carrying value of our Global Asset Management reporting unit aggregated $4.6 billion. The other assets and liabilities on our consolidated balance sheet relate to corporate functions and principally include seed investments and deferred taxes.

Goodwill principally originated from the acquisitions of Citigroup Asset Management, Permal and Royce. The value of the reporting unit is based on projected net cash flows of assets managed in our mutual funds, closed-end funds and other proprietary funds, in addition to separate account assets of our managers.

Significant assumptions used in assessing the implied fair value of the reporting unit under the discounted cash flow method include the projected cash flows generated by the reporting unit, including profit margins, expected cash flow growth rates, and the discount rate used to determine the present value of the cash flows. Cash flow growth rates consider estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity) and by investment manager based upon, among other things, historical experience and expectations of future market performance from internal and external sources. The impact of both net client flows and market performance on cash flows are projected for the near-term (generally for three or more years) based on a year-by-year assessment that considers current market conditions, our experience, our internal financial projections, relevant publicly available statistics and projections, and discussions with our own market experts. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Discount rates are based on appropriately weighted estimated costs of debt and capital using a market participant perspective. We estimate the cost of debt based on published debt rates. We estimate the cost of capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk and size premiums, peer-group betas and unsystematic risk. The discount rates are also calibrated based on an assessment of relevant market values. For our annual impairment test as of December 31, 2011, the projected cash flows were discounted at 14.0% to determine their present value.

To confirm the reasonableness of our discounted cash flow analysis, the results of this analysis for the reporting unit (after deducting corporate debt and costs) are compared to a market-based valuation of our equity value, which applies an average of EBITDA multiples paid in change of control transactions for peer companies to our EBITDA. We further assess the accuracy of the results from these valuation methods by comparing their appropriately weighted average to our market capitalization to determine an implied control premium. The reasonableness of this implied control premium is tested by comparing it to control premiums that have been paid in relevant actual change of control transactions. This assessment provides evidence that our underlying assumptions in our analyses of fair values are reasonable.

As of December 31, 2011, the implied fair value of the reporting unit significantly exceeds the carrying value. Considering relevant prices of our common shares, our market capitalization, along with a reasonable control premium, exceeds the aggregate carrying value of our consolidated net assets by a small margin.

For discounted projected cash flow analysis, projected cash flows, on an aggregate basis across all asset classes, are assumed to have an average annual growth rate of approximately 8%. Cash flow growth is based on separate factors for equity, fixed income, and liquidity products. Equity product growth projections are based on long-term growth experience and current market conditions. Fixed income product growth projections are based on the past experience of our primary fixed income manager and current market influences relevant to their business, available historical experience and market statistics, and estimates of future expectations. The starting point for these assumptions is our corporate planning process that includes three-year projections from the management of each operating affiliate that consider the specific business circumstances of each affiliate. In conjunction with multiple market statistics relevant to each asset class, longer term projections based on asset classes are developed for each affiliate and consolidated to produce a forty year cash flow projection. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above, although our assumptions are subject to change based on fluctuations in our actual results and market conditions. Our assumptions are also subject to change due to, among other things, poor investment performance by one or more of our advisory affiliates, the withdrawal of AUM by clients for any number of other reasons, changes in business climate, adverse regulatory actions, or loss of key personnel. However, decreases in cash flow from actual results or projections would also impact the impairment testing for other intangible assets. As noted above, if our cash flows over the long-term deviate by greater than 5%, certain of our indefinite-life intangibles could be impaired by a material amount. We would likely have material impairments to our other indefinite-life intangibles prior to goodwill impairment.

As noted above, our market capitalization, along with a reasonable control premium, exceeds the aggregate carrying value of our consolidated net assets by a small margin. In calculating our market capitalization for these purposes, market volatility can have a significant impact on our capitalization, and if appropriate, we may consider the average market prices of our stock for a period of up to two months before the test date to determine market capitalization. The control premium arises from the fact that in an acquisition, there is typically a premium paid over current market prices of publicly traded companies that relates to the ability to control the operations of an acquired company. Recent market evidence regarding this control factor suggests premiums of 23% to 79% as realistic and common, and we believe such premiums to be a reasonable range of estimation for our equity value. Our market evidence is from a published source for the year ended December 31, 2011 and includes 28 transactions from the banking and finance and brokerage and investment consulting industry groups with an average control premium value of 46%. Based on our analysis and consideration, including recent fluctuations in our stock price, we believe our implied control premium of 55% at December 31, 2011 is reasonable in relation to the range of observed relevant market control premium values. We consider the specific circumstances of our company to determine whether there are specific differences for our situation that make these market control premiums inapplicable. We also exclude consideration of transactions with unique circumstances and find that transaction values for asset management firms relative to their respective book values do not vary significantly from relative transaction values in other industries.

Item 15. Exhibits and Financial Statement Schedules, page 102

Comment 6:
Please tell us the portion of your net assets that meet the definition of restricted net assets in accordance with the guidance in Rule 4-08(e) of Regulation S-X for each of the three years presented. To the extent that restricted net assets exceed consolidated net assets for any of the three years presented, please tell us your consideration of the guidance in Rules 5-04 and 12-04 of Regulation S-X.

Response:
As of March 31, 2012, the amount of our consolidated net assets subject to dividend restrictions aggregated approximately 9%. Further, no investment in any one consolidated or unconsolidated subsidiary or equity method investment exceeded the threshold defined in Rule 4-08(e) of Regulation S-X (25% of consolidated net assets). Therefore, there are no required additional disclosures relating to restricted net assets.

We further clarify that our revenue share arrangements with our asset management operating affiliates, as described in our current Form 10-K on page 3, do not restrict net assets, but rather effectively establish the level of expense that may be incurred. We recognize that Rules 4-08(e), 5-04 and 12-04 of Regulation S-X define a net asset restriction to include regulatory capital requirements that may apply to certain of our operating subsidiaries in varying jurisdictions.

In connection with our response to your comment letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or would like any additional clarification, please contact Brian Eakes (410-454-2965) or me (410-454-2935).

Sincerely,

/s/ Peter H. Nachtwey
Peter H. Nachtwey
Chief Financial Officer

Attachments (provided under separate cover with our request for confidential treatment and return to us upon completion of your review pursuant to Exchange Act Rule 12b-4)

Unredacted Version of Revised Comment Letter Response
1 - Comment 1, Domestic Mutual Fund Asset and Permal Funds-of-Hedge Funds Asset Projected Discounted Cash Flow Analyses and Assumptions
2 - Comment 1, Historical Growth and Assumptions for Domestic Mutual Fund and Permal Funds-of-Hedge-Funds Contract Assets
3 - Comment 2, Reporting Unit AUM and Performance History
4 - Comment 3, Valuation Methods and Supplemental Analyses

cc:	Tracey Smith, U.S. Securities and Exchange Commission, Division of Corporate Finance